

Mail Stop 3720

October 3, 2017

Theodore Farnsworth
Chief Executive Officer
Helios and Matheson Analytics Inc.
Empire State Building, 350 Fifth Avenue
New York, NY 10118

> **Re: Helios and Matheson Analytics Inc.**
> **Registration Statement on Form S-3**
> **Filed September 15, 2017**
> **File No. 333-220488**

Dear Mr. Farnsworth:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you are registering for resale 9,084,133 shares of common stock which represent a significant portion of your non-affiliate shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be an indirect primary offering. Please provide us with a detailed analysis as to why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). Please tell us what percentage the shares being registered on behalf of the selling shareholders represent of your outstanding shares not held by affiliates. Disclose how you arrived at the percentages.

2.   We note you have not provided target and pro forma financial statements in connection with your acquisition of MoviePass Inc. in this registration statement. Provide us with your analysis as to why these financial statements are not required given the status of the

proposed transaction, including the tests of significance for the acquisition and the probability of closing. Refer to Rule 8-04 of Regulation S-X.

<u>Signatures, page 27</u>

3.   Please revise your registration statement to indicate who is signing in the capacity of principal accounting officer or controller.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 − Telecommunications

cc: Kevin Friedmann, Esq.
          Mitchell Silberberg & Knupp LLP